[redacted]

SE 08032666 OMMISSION 9

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

AUG 27 2008

Washington, DC 103

SEC FILE NUMBER
8-16247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *07/01/07* (MM/DD/YY) AND ENDING *06/30/08* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Horwitz & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2610 Lake Cook Road

(No. and Street)

Riverwoods	***Illinois***	***60015***
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD HORWITZ **(224)-632-4700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *of individual, state last, first, middle name*)

175 West Jackson Boulevard	**Chicago**	**IL**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

SEP 05 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, <u>GERALD HORWITZ</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **HORWITZ & ASSOICATES, INC**, as of **JUNE 30, 2008**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

OFFICIAL SEAL
SUSAN C. ROSSO
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 1-2-2012

Signature

CEO
Title

Susan C. Rosso
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Stockholder's Equity.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO SEC RULE 17a-5 AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
HORWITZ & ASSOCIATES, INC.
JUNE 30, 2008

CONTENTS

Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Board of Directors
Horwitz & Associates, Inc.

We have audited the accompanying statement of financial condition of Horwitz & Associates, Inc. (the "Company"), a wholly-owned subsidiary of Rafaello, Inc., as of June 30, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horwitz & Associates, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 14 and 15 is presented for purposes of additional analysis and is not part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
August 21, 2008

Horwitz & Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
June 30, 2008

ASSETS

Cash and cash equivalents	$ 300,985
Investments, at fair value	92,431
Due from clearing broker	498,197
Other assets	98,490
TOTAL ASSETS	$ 990,103

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 681,949
STOCKHOLDER'S EQUITY	
Class A stock, 100,000 shares authorized, 33,000 at par of $1 issued, 21,000 outstanding	33,000
Class B stock, 200,000 shares authorized, 102,597 at par of $1 issued, 28,466 outstanding	102,597
Paid-in capital	65,500
Retained earnings	405,417
Treasury stock, at cost	
Class A stock, 12,000 shares	(36,000)
Class B stock, 74,131 shares	(262,360)
Total stockholder's equity	308,154
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 990,103

The accompanying notes are an integral part of this statement.

Horwitz & Associates, Inc.
STATEMENT OF OPERATIONS
Year ended June 30, 2008

Revenue	
Commissions	
Agency and principal commissions	$ 8,636,256
Mutual funds	619,725
Insurance	167,823
Interest and dividends	511,421
Investment advisory fees	1,424,674
Total revenue	11,359,899
Operating expenses	
Broker and employee compensation	7,955,707
Brokerage clearing	1,504,914
Occupancy	735,424
Communications	180,961
Taxes, other than income taxes	125,175
Net loss from investment transactions	60,563
Other	742,751
Total operating expenses	11,305,495
Income before income taxes	54,404
Income taxes	14,617
NET INCOME	$ 39,787

The accompanying notes are an integral part of this statement.

Horwitz & Associates, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended June 30, 2008

	Common stock					
	Class A Voting	Class B Non-voting	Paid-in capital	Retained earnings	Treasury stock	Total stockholder's equity
Balance at July 1, 2007	$33,000	$ 102,597	$65,500	$ 365,630	$(298,360)	$ 268,367
Net income	-	-	-	39,787	-	39,787
Balance at June 30, 2008	$33,000	$ 102,597	$65,500	$ 405,417	$(298,360)	$ 308,154

The accompanying notes are an integral part of this statement.

Horwitz & Associates, Inc.
STATEMENT OF CASH FLOWS
Year ended June 30, 2008

Cash flows from operating activities	
Net income	$ 39,787
Adjustments to reconcile net income to net cash used in operating activities	
Changes in operating assets and liabilities	
Investments, at fair value	57,289
Due from clearing broker	(146,576)
Other assets	(13,891)
Accounts payable and accrued expenses	(40,392)
Total adjustments to reconcile net income to net cash used in operating activities	(143,570)
Net cash used in operating activities	(103,783)
Net decrease in cash and cash equivalents	(103,783)
Cash and cash equivalents at beginning of year	404,768
Cash and cash equivalents at end of year	$ 300,985
Supplemental cash flow information	
Cash paid for income taxes	$ 14,617

The accompanying notes are an integral part of this statement.

NOTE A - NATURE OF BUSINESS

Horwitz & Associates, Inc. (the "Company"), a wholly-owned subsidiary of Raffaello, Inc. (the "Parent Company"), acts as an introducing broker/dealer in the purchase and sale of securities and options, and as a registered investment adviser to certain customers on a fee basis. The Company is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc.

The Company has agreements with clearing brokers to clear securities transactions, carry customer accounts on a fully disclosed basis, and perform record-keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company has 15 branches located in Alabama, California, Colorado, Florida, Illinois, Iowa, New Jersey, New York, Ohio, Pennsylvania and Texas, and has customers, primarily individuals, in numerous states in which the Company is registered.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

All customer security transactions are cleared on a fully disclosed basis with a clearing broker. Commission revenues and related expenses arising from such transactions are recorded on a trade-date basis. Investment advisory fees are accrued and recognized monthly, based on quarterly period-end balances. Unrealized gains or losses are recognized on the differences between cost and fair value on securities positions.

Investments

Securities are classified as trading account assets, held-to-maturity or available-for-sale. Trading account assets include securities acquired as part of trading activities and are typically purchased with the expectation of near-term profit. Securities are classified as held-to-maturity when the Company has both the positive intent and ability to hold them to maturity. All other securities are classified as available-for-sale, even if the Company has no current plans to sell them. The Company does not have any investments classified as held-to-maturity or available-for-sale.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investments - Continued

Investments in marketable securities are considered to be trading securities and are carried at fair value, and securities not readily marketable are valued at estimated fair value as determined by management. The resulting difference between cost and fair value is included in the statement of operations as net loss from investment transactions.

Transactions in securities are recorded on a trade-date basis.

Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original maturity of three months or less.

NOTE C - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2008, the net capital ratio was 3.46 to 1 and the net capital was $196,842, which was $96,842 in excess of its required net capital of $100,000. Net capital and the related net capital ratio may fluctuate on a day-to-day basis.

NOTE D - INVESTMENT SECURITIES

Investments classified as trading account assets consist of the following at June 30, 2008:

	Fair value
Corporate bonds	$13,318
Corporate equity securities	79,113
Total investments classified as trading account assets	$92,431

NOTE E - INCOME TAXES

The Company is included in the consolidated income tax returns filed by its Parent Company. For financial reporting purposes, the provisions for Federal and state income taxes are calculated on a separate company basis.

Income taxes are computed using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statement or tax returns. At June 30, 2008, the Company had no deferred tax assets or liabilities.

The differences between the income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense at June 30, 2008, were not significant.

NOTE F - RELATED-PARTY TRANSACTIONS

The Company leases equipment on a month-to-month basis from an affiliate related through common ownership. Rent expense under this arrangement for the year ended June 30, 2008, was $28,000.

In addition, the Company began leasing building space in November 2006 from the Parent Company on a month-to-month basis. Rent expense under this arrangement for the year ended June 30, 2008, was $112,437.

The Parent Company is committed to providing all necessary financial support to the Company if needed.

NOTE G - COMMITMENTS, CONTINGENCIES AND GUARANTEES

Clearing Agreement

In conjunction with its agreement with the clearing broker, the Company has agreed to (1) indemnify and hold the clearing broker harmless against any loss, liability, damage, claim, cost or expense, and (2) maintain a balance with the broker of cash and/or securities of not less than $150,000. Accordingly, the Company is subject to credit risk if the clearing broker is unable to repay the balance on its accounts.

This agreement provides the clearing broker with a lien upon all cash and cash equivalents, securities and receivables held by the clearing broker. This lien secures the liabilities and obligations of the Company to the clearing broker.

At June 30, 2008, the Company had cash of $58,066 and investments with a fair value of $92,431 on deposit with the clearing broker.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing broker acts as the principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

The Company does not anticipate non-performance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the Company may sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in market values of uncovered positions. There were no such transactions outstanding at June 30, 2008.

NOTE G - COMMITMENTS, CONTINGENCIES AND GUARANTEES - Continued

Litigation and Arbitration

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of any pending litigation in the aggregate will have a material adverse effect on the Company's financial statements.

NOTE H - PROFIT-SHARING PLAN

The Company administers a profit-sharing plan for the benefit of eligible employees and beneficiaries of the Company, and an affiliate company. The Company's contribution is discretionary. Total expense recognized under this plan was $119,845 for the year ended June 30, 2008. The Company is reimbursed by the affiliate company for the affiliate's share of the expense.

SUPPLEMENTARY INFORMATION

Horwitz & Associates, Inc.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2008

Stockholder's equity	$308,154
Non-allowable assets	
Other assets	98,490
Petty cash fund	200
Total non-allowable assets	98,690
Tentative net capital before haircuts	209,464
Haircuts on securities	
Corporate obligations	666
Stock and warrants	11,956
Total haircuts on securities	12,622
Net capital	$196,842
Capital requirements	
Minimum net capital	$100,000
Net capital in excess of requirement	96,842
Net capital, as above	$196,842
Ratio of aggregate indebtedness to net capital	3.46
Aggregate indebtedness	
Accounts payable, accrued expenses and other liabilities	$681,949

Statement pursuant to Rule 17A-5(d)(4)

No material difference exists between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIa filed for the period ended June 30, 2008.

Horwitz & Associates, Inc.
STATEMENT REGARDING RULE 15c3-3
June 30, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(ii) of that rule.

Grant Thornton

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Board of Directors
Horwitz & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Horwitz & Associates, Inc. (the "Company"), a wholly-owned subsidiary of Raffaello, Inc., for the year ended June 30, 2008, we considered its internal control, including control activities for safeguarding firm assets, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recording of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Grant Thornton

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding firm assets, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not meet such criteria, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's criteria.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
August 21, 2008

END